info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

300-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772 F.604.684.6024

April 11, 2014

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:	Madison Minerals Inc. - (File #0-29250)
Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“Chet Idziszek”

per:	Chet Idziszek
President

Enclosures

cc:	OTCBB Filings, Attention: Pam Morris
Miller Thomson, Attention: Peter McArthur

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014.

Commission File Number 0-30614

MADISON MINERALS INC.
(Translation of registrant’s name into English)

300, 1055 West Hastings St., Vancouver, B.C., Canada, V6E 2E9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Note: Regulation S-T rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a From 6-K submission or other Commission filing on EDGAR.

Exhibit

99.1	Notice of Annual General and Special Meeting and Management Information Circular, Proxy Form, Voting Instruction Form and Financial Statement Request Form
99.2	Letter of Transmittal
99.3	Davidson & Company consent dated March 28, 2014
99.4	News Release dated March 31, 2014
99.5	Technical Report - Amended and Restated - Lewis Property dated March 13, 2014 and Share Exchange Agreement dated as of March 13, 2014
99.6	Consent of Qualified Person dated March 31, 2014
99.7	Exploration, Development and Mine Operating Agreement as of March 2006*
99.8	Agreement dated December 27, 2007 between Madison Minerals Inc. and Victory Explorations Inc.
99.9	Quitclaim Deed dated Dec 27, 2007 between Victory Explorations Inc. and Phoenix Joint Venture

*Previously filed with the SEC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MADISON MINERALS INC.
(Registrant)

Date: April 11, 2014	By	“Chet Idziszek”
Chet Idziszek, President

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1815(04-09)